

August 30, 2012

<u>Via E-mail</u>
James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400 E
Livonia, MI 48152

> **Re:** **Tower International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 7, 2012**
> **File No. 333-183117**

Dear Mr. Gouin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you may not be eligible to conduct a primary offering under General Instruction I.B.1. to Form S-3. Please tell us whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to this instruction. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6., please confirm that you will include the information that is required by Instruction 7 to General Instruction I.B.6 on your prospectus supplement cover pages.

Selling Stockholder, page 5

2. It appears that the secondary offering may be an indirect primary offering. Please revise this section to state that the selling stockholder is an underwriter in this offering or explain why you believe this is not the case.

Exhibit 5.1

3. Please have counsel remove the penultimate paragraph on page 2 of the opinion or explain why it is appropriate in the context of an equity offering.

4. Please confirm that counsel will file an unqualified opinion at each takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        D. Richard McDonald, Esq.
        Dykema Gossett PLLC